

January 7, 2019

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320
Attn: Gary Philbin, President & Chief Executive Officer

cc: Bob Sasser, Executive Chairman
         Board of Directors

Dear Gary,

Starboard Value LP, together with its affiliates ("Starboard"), currently has an ownership interest of approximately 1.7% of the outstanding common stock of Dollar Tree, Inc. ("Dollar Tree", or the "Company"), making us one of the Company's largest shareholders. As you know, Starboard is an investment management firm that seeks to invest in undervalued and underperforming public companies. Our approach to such investments is to actively engage and work closely with management teams and boards of directors in a constructive manner, in order to identify and execute on opportunities to unlock value for the benefit of all shareholders. Starboard has a long and successful history of investing in a variety of different industries and working constructively with companies to drive long-term value creation through a combination of strategic refocusing, improved operational execution, more efficient capital allocation, and stronger management discipline.

We believe that Dollar Tree is deeply undervalued and significant opportunities exist to create value for the benefit of all shareholders based on actions that are within the control of management and the Board of Directors (the "Board"). We hope and expect to maintain an open and constructive dialogue regarding ways to create value at Dollar Tree.

The purpose of this letter is to specifically outline the following two important opportunities that we believe the Board and management team should pursue in order to unlock value:

> (1) An exploration of all strategic alternatives for the underperforming Family Dollar business, including an outright sale;

> (2) An evaluation and initiation of a wide-scale market test of a multi-price point strategy at Dollar Tree bannered stores.

We have tremendous respect for Dollar Tree and its role as a pioneer in the dollar store and discount retail industries. The Company has long been a standard-bearer in the market and has enjoyed significant success since its founding more than 30 years ago. For years, prior to the acquisition of Family Dollar Stores, Inc. ("Family Dollar"), Dollar Tree was considered to be well managed. Since then, however, the issues at Family Dollar and the unwillingness to consider price as a variable at Dollar Tree have resulted in meaningful underperformance. Dollar Tree has gone

from industry leader to industry laggard. Unfortunately, Dollar Tree significantly overpaid for Family Dollar, and this business is proving to be a meaningful distraction. This appears relatively obvious and is evidenced in the Company's financial and stock price performance since the acquisition closed in July 2015.

As shown in the chart below, since the acquisition of Family Dollar closed more than three years ago, Dollar Tree has significantly underperformed Dollar General Corporation ("Dollar General"), its closest competitor, as well as other dollar store peers and the broader market.

Stock Price Performance Since the Family Dollar Acquisition Closed


350%
300%
250%
200%
150%
100%
50%
Jul 15
Oct 15
Feb 16
Jun 16
Oct 16
Feb 17
Jun 17
Sep 17
Jan 18
May 18
Sep 18
Jan 19
DLTR
DG
FIVE
TSX:DOL
S&P 500 Total Return

Source: Capital IQ. Market data as of January 4, 2019.

Since closing the acquisition of Family Dollar on July 6, 2015, Dollar Tree has underperformed Dollar General by more than 20%. Over this same time period, the broader market has appreciated by more than 30%, significantly more than Dollar Tree, which is up only 16%.

We believe Dollar Tree is deeply undervalued in the market today and that there exists an opportunity to create substantial value for shareholders. While we understand that the Company is confident in the accelerated renovation plan, rather than allowing the distraction of Family Dollar to continue to fester, draw significant resources, and adversely impact the Company, we believe Dollar Tree should explore all strategic alternatives for Family Dollar, including a sale of the business. The promise of improvement through accelerated renovations can be communicated to potential buyers, and these parties can assess the strategy, as well as the capital and execution capabilities required. The underperformance at Family Dollar since the acquisition has persisted long enough. It is time to consider other choices, as hoping for improvement that continues to be elusive is no longer acceptable. We believe that Family Dollar is currently being ascribed very little value in the market and is a drag on Dollar Tree's valuation multiple.

We also believe that the Company should initiate a wide-scale market test of a multi-price point strategy at the Dollar Tree banner. Dollar Tree has a great customer base, and we believe its loyalty stems from the fantastic value customers find at Dollar Tree, not merely because everything in the store is the same price. Dollar Tree has kept its prices at $1.00 since its founding thirty years ago,

despite the fact that $1.00 in 1986 is worth approximately $2.30 today, due to inflation. However, the value that Dollar Tree has offered its customers has deteriorated because of the need to fit everything into a $1.00 price point. Products today are smaller or of lower quality than they were five, ten, and certainly thirty years ago. In fact, Dollar Tree has been priced out of offering items that the Company was able to sell in the past and that we believe customers still want today. By introducing a few additional low price points, while keeping the majority of products priced at $1.00, we believe that Dollar Tree could dramatically improve its product assortment and offer far more value to its customers, ultimately driving increased customer loyalty.

While Dollar Tree's customers want and appreciate value, we believe value is not just about the lowest price. Value also means quality, and we believe that customers will ultimately reward a multi-price point offering that provides greater value through improved quality and choice. Other dollar stores have successfully adopted similar strategies over time, adapting their business models to provide greater value to their customers. Dollar Tree has an opportunity today to create a significantly enhanced shopping experience for customers, while driving improved financial performance and returns for shareholders.

While we recognize adopting a multi-price point strategy creates some additional complexity in both the stores and the distribution network, we do not believe that this is a valid excuse to not explore this option. In fact, Dollar Tree recently stated that its new distribution centers are equipped to service both Dollar Tree and Family Dollar stores, so it is clear that the Company has the systems in place to accommodate a multi-price point strategy. Furthermore, the changes we are suggesting involve keeping the majority of products priced at $1.00, with a few new price points added to stores (e.g., $1.25, $1.50, $2.00), representing far fewer price points than are offered in Family Dollar stores today.

Together, we believe these strategic initiatives would create significant value for shareholders.

Ultimately, we believe that if Dollar Tree executes the key points of our proposed plan, the Company would be worth as much as $150 per share or more.

Explore Strategic Alternatives for Family Dollar

Dollar Tree's inability to execute a turnaround at Family Dollar has weighed heavily on the Company's stock and resulted in today's low valuation levels. Based on our research and management's commentary, it is clear that, to date, the Family Dollar and Dollar Tree banners have not truly been integrated and are largely run independently, both from a store operations and supply chain perspective. In addition, beyond traditional organizational synergies in back-office functions, we believe that there is little benefit in keeping the Family Dollar and Dollar Tree businesses together. Therefore, we believe **it is time for Dollar Tree to explore all strategic alternatives for Family Dollar, including an outright sale of the business**.

Dollar Tree's decision to acquire Family Dollar surprised investors, analysts, and the retail community at-large. Dollar Tree was seen as an unlikely bidder for Family Dollar given the different nature of the store concepts, in contrast to the similarity of Family Dollar and Dollar General. The different store concepts, different customer bases and customer demographics, and



different product assortment created a more limited opportunity for synergies than would have been expected in a Family Dollar and Dollar General combination. Despite this and the significant price paid, investors were initially hopeful that Dollar Tree's operational capabilities would allow the Company to execute a turnaround of Family Dollar and create a significantly larger dollar store industry powerhouse.

Unfortunately, however, that has not been the case. Dollar Tree has failed to execute on the turnaround of Family Dollar and the chain continues to languish, with flat-to-negative same-store sales growth and continued margin compression. In fact, the gap between Family Dollar and Dollar General's performance continues to only grow larger.

Same Store Sales

Pre-Acquisition
Post-Acquisition
0.3%
2.9%
(0.4%)
2.9%
Family Dollar - YTD Q3 2015
Dollar General - YTD Q3 2015
Family Dollar - YTD Q3 2018
Dollar General - YTD Q3 2018

YTD 2018 Operating Margin

Pre-Acquisition
Post-Acquisition
3.9%
8.8%
3.0%
7.8%
Family Dollar - YTD Q3 2015
Dollar General - YTD Q3 2015
Family Dollar - YTD Q3 2018
Dollar General - YTD Q3 2018

Source: Public company filings.
Note: YTD Q3 2015 represents the 39 week period ended May 30, 2015 for Family Dollar and October 30, 2015 for Dollar General.

Family Dollar's lackluster performance is adversely impacting Dollar Tree's valuation. Assuming that a standalone Dollar Tree chain would trade at a slight premium to Dollar General's forward EBITDA multiple (11.2x 2019 EBITDA) given the uniqueness of the chain and the higher margin profile, the implied market valuation for Family Dollar is approximately 2.5x 2019 EBITDA, and may be as low as approximately 1x 2019 EBITDA.

Implied Family Dollar Valuation

($ in millions)	**Low**	**Mid**	**High**
Current Enterprise Value	$26,441	$26,441	$26,441
2019 Status Quo Dollar Tree EBITDA	$1,950	$1,950	$1,950
Standalone Dollar Tree Multiple	*12.0x*	*12.5x*	*13.0x*
Standalone Dollar Tree Enterprise Value	$23,400	$24,375	$25,350
Implied Family Dollar Enterprise Value	$3,041	$2,066	$1,091
2019 Family Dollar EBITDA	$765	$765	$765
Implied Family Dollar EV / EBITDA	*4.0x*	*2.7x*	*1.4x*

Source: Bloomberg, Capital IQ, Starboard estimates. Market data as January 4, 2019. Based on Dollar Tree stock price of $92.89.

Furthermore, investors and analysts are highly skeptical that Dollar Tree will be able to make meaningful improvements to Family Dollar in any reasonable near-to-medium term time frame. Thus, we believe that Dollar Tree should explore all strategic alternatives. The one benefit to the slow progress made on the integration of the two chains is that it is not too late to separate them. This should be explored before further integration, which would make a separation more difficult and costly.

While we believe that a turnaround of Family Dollar is possible, we also believe that such a dramatic turnaround effort is much better suited to be executed in the private market. Given the success of the Dollar General take-private approximately a decade ago and the scarcity value of scale dollar store assets, we believe that there would be substantial interest in Family Dollar if Dollar Tree were to explore a sale. Additionally, given the high price paid for Family Dollar, there is a high tax basis for the asset, leading to limited or no tax leakage in a sale.

While a sale would likely occur at a multiple and absolute value lower than the price Dollar Tree paid to acquire Family Dollar in 2015, it is important that Dollar Tree's management and Board not be anchored to this price as a baseline. As shown above, the market is likely only ascribing approximately $1 billion – $3 billion of value to Family Dollar based on the current stock price. Therefore, a sale of Family Dollar, even at conservative valuation multiples, would create significant value for shareholders. Please do not compound the mistake of overpaying for Family Dollar by allowing that price to skew management and the Board's view as to the right independent decision for Dollar Tree shareholders today.

Evaluate a Multi-Price Point Strategy at Dollar Tree

We believe that Dollar Tree has an opportunity to grow the Dollar Tree banner. Dollar Tree was founded in 1986 under the name "Only $1.00". According to *Dollar Tree's own website* on the history of the Company, in 1993, "the name of the company (*Only $1.00*) was changed to *Dollar Tree Stores* to address what could be a multi-price-point strategy in the future." However, in the 25 years since the name change, Dollar Tree has chosen not to augment its stores with multiple price points, despite numerous examples of other dollar stores doing so with tremendous success. While this strategy worked for many years, it has become tougher in recent times, and the Dollar Tree banner has experienced margin compression. To combat these issues and improve the value proposition for customers, we believe **it is time for the Company to take the first step towards implementing a multi-price point strategy and begin a wide-scale market test of additional price points in its Dollar Tree bannered stores**.

As Dollar Tree is the only major retailer left at the single $1.00 price point, there exists a significant gap in average price point per item between Dollar Tree and its major competitors. In addition, other dollar stores and discount retailers have moved away from a single price point approach with tremendous success.

Discount Retail Pricing Strategy Comparison						
	DOLLAR TREE	**DOLLAR GENERAL**	**DOLLARAMA**	**five BELOW**	**99¢ only STORES**	**OLLIE'S OUTLET**
Multi-Price Point Strategy	❌	✔️	✔️	✔️	✔️	✔️

Source: Company websites.

Importantly, from a customer check-out perspective, the $1.00 price point is a fallacy. Because of sales tax, customers cannot simply buy a single item with a single one-dollar bill. Furthermore, the operational simplicity of having a single price point is also a fallacy. While most items are priced at $1.00 (plus sales tax), there are also items in the stores that sell for less than $1.00. Therefore, in practice, Dollar Tree is already operating a multi-price point strategy, restricted only by the arbitrary price ceiling of $1.00.

Over time, given rising input costs and inflation, the value that Dollar Tree is able to offer to its customers while being bound by the $1.00 price ceiling has gradually declined. Products today are generally smaller or include fewer units or are of lower quality than they were five or ten years ago. There are items that are not even available at Dollar Tree stores today because of the Company's strict adherence to the $1.00 price ceiling, further reducing the value Dollar Tree is able to offer its customers. Again, we believe that Dollar Tree's customers appreciate the value that Dollar Tree provides, but we must not always equate value with the lowest price.

Looking forward, continuing global trade tensions and potential increases to tariffs will present additional headwinds for Dollar Tree. While we commend the Company's merchandising team and their work to mitigate the tariff impact to the extent possible, further escalation of tariffs will undoubtedly have a negative impact on Dollar Tree's customers and shareholders given the strict adherence to the $1.00 price ceiling. As such, we believe customers would strongly support an improved product assortment today that provides greater value and choice, and would ultimately reward the banner with greater customer loyalty.

Dollar Tree has attempted to add multiple price points to its stores only once in its past, during the 2007 – 2008 timeframe. During this test, Dollar Tree began testing higher price points in a small section of only approximately 50 stores under the message "Oops! We know it's not $1, but this deal was too good to pass up so we're passing the savings along to you." The higher price point items were placed in a small section of the stores rather than being integrated into their respective product categories. The test was cancelled in 2008 with little explanation to investors. A test conducted in only 50 stores, *or only 1.5% of the store base*, without the proper planogram, during the beginning of an economic downturn does not provide an accurate picture of the potential of the multi-price point strategy.

To date, Dollar Tree has been able to generate positive same-store sales growth and adequate profits while maintaining the $1.00 price ceiling. However, the Company should not wait to make changes that could substantially improve the operations of the Company just because the current results are "good enough." The Company should not wait until same-store sales growth turns negative or margins contract further before introducing multiple price points.

With these points in mind, we believe it is time for Dollar Tree to begin truly testing what it first contemplated 25 years ago: introducing additional price points into its stores. We believe that Dollar Tree should begin testing a few additional price points immediately in a meaningful percentage of its stores, while keeping the majority of items priced at $1.00, so as to gain a true understanding of the impact of such changes. We also believe that the Company should test multiple methods of introducing these additional price points to determine what resonates best with its customers. In our view, the higher price point items should be integrated by product category throughout the store in order to create a seamless shopping experience for customers across the multiple price points.

We believe that these tests will ultimately prove that by introducing a few additional price points, Dollar Tree will be able to increase its assortment in a way that drives higher traffic, same store sales, and profitability. We understand that this change will require some incremental costs and store labor, but we believe the profit flow-through from the enormous positive impact this initiative would have on store traffic, sales growth, gross margins, and operating margins will far outweigh the costs. The Company must not use the excuse of these incremental costs as justification for not testing multiple price points in Dollar Tree stores.

Similarly, we do not believe that added supply chain complexity is a reasonable excuse for not testing multiple price points. We would be more sympathetic to this argument if the Company had not dove headfirst into the multi-price point retail universe by overpaying for Family Dollar three years ago. The acquisition made clear that management believes its systems can handle a multi-price point strategy, and as noted above, the new pricing strategy we are suggesting at Dollar Tree involves far fewer price points than exist at Family Dollar today. In fact, on the recent Q3 earnings call, management stated that its new distribution centers are equipped to service Dollar Tree and Family Dollar stores. With the systems now developed, over time, the Company plans to integrate this capability into the legacy distribution centers to give them the ability to ship to both banners, as well.

> *"....we've built our latest DC in Warrensburg, Missouri now with the same systems that St. George allowed us to ship both banners… And so I think where you're going to see it is the new DCs will get to that ability to ship first. And then while you have -- as we shift volume to and from in the network, then we'll have a better opportunity to go back into some of the locations probably on the Family Dollar DC side where they have capacity to shift to Dollar Tree stores…we're working on that."*
>
> *- Q3 Earnings Call, November 29, 2018*

To be clear, we do not believe that further integrating the supply chain is the right path for Dollar Tree, but it is clear that Dollar Tree has the systems in place to accommodate a multi-

price point strategy. Thus, we do not believe that added supply chain complexity is a valid reason to not test the introduction of multiple price points into Dollar Tree stores.

There are numerous examples of other dollar stores embarking upon this strategy and achieving significant success. We believe the most relevant example is Dollarama, a dollar store chain in Canada. Dollarama's shift towards multiple price points can serve as a blueprint for Dollar Tree as it embarks upon similar strategic changes. At Dollarama, when the company initially broke the $1.00 barrier by introducing $1.25, $1.50, and $2.00 price points in early 2009, same store sales growth more than doubled, **driven by an increase in both average ticket AND store traffic**.

Since first adding new price points in 2009, Dollarama has continued to introduce additional price points and now offers items at price points up to $4.00. Over the past ten years, average same store sales have increased from ~2% per year (prior to 2009) to ~6%, gross margins have increased from ~33% to ~40%, and EBITDA margins increased from ~14% to ~25%, far outpacing Dollar Tree's performance across all of these metrics.



Source: Public company filings.

If Dollar Tree were to achieve financial results similar to Dollarama, significant upside exists in the stock. As shown below, even at a discount to Dollarama's forward EBITDA multiple of 13x and a lower EBITDA margin than Dollarama, we believe the Dollar Tree banner by itself could be worth approximately $33 billion, or **approximately $120 per share**.

Dollar Tree Value – Multi-Price Strategy	
($ in millions)	
2020 Dollar Tree Revenue - Multi-Price Strategy	$14,050
2020 Dollar Tree EBITDA	$2,750
EBITDA Margin	*19.6%*
EBITDA Multiple	*12.0x*
Dollar Tree Enterprise Value	**$33,000**
Value per Share	***$120.45***

Source: Company filings, Starboard estimates.
Note: Assumes 30% average price increase on approximately 20% of 2019E Dollar Tree revenue and 10% of 2019E revenue replaced with higher priced merchandise.

If Family Dollar were to be sold for 7-8x EBITDA, this would be worth an additional approximately $25 per share. When combined with the improved free cash flow generation of Dollar Tree and improved capital allocation policies, we believe Dollar Tree could ultimately be worth $150 per share or more.

The Time to Act Is Now

If Dollar Tree executes upon both of the strategic initiatives we have outlined above, there exists the potential for significant value creation. We believe the true value creation opportunity may be even more compelling based on the opportunity for further multiple or margin expansion at a standalone Dollar Tree.

It is important to note that while Starboard is just one of many shareholders of the Company, we believe that it is clear that the vast majority of Dollar Tree shareholders are supportive of change and specifically are supportive of both exploring strategic alternatives for Family Dollar and testing multiple price points at Dollar Tree. Wall Street research analysts have published very critical reports calling for a sale of Family Dollar and/or the implementation of a multi-price point strategy at Dollar Tree. We have summarized some of these views below and believe that these views reflect the opinions of the majority of shareholders and the broader investor community.

- *"Still, the company believes there may be some opportunity to experiment with other price points if done right… Further, **while it's Oops $2 and $3 price point experiment did not work, Dollar Tree believes this was more of a function of poor implementation as opposed to it being a flawed concept**." - **UBS, December 14, 2018***

- *"We are tired of hearing the same trite fixes (remodels, operational procedures, inventory balancing) and think investors should be as well…We are simply going to advocate for activist involvement and will work on a list of specific actions with our best estimates around what can be done." - **Bernstein – September 4, 2018***

- *"… with operating profit no longer stable (and declining) at FD, the asset is now negatively contributing to the stock's valuation – or said differently, the sum-of-the-parts (SOTP) tenet no* *longer works because **FD is now a detriment to the combined entity's valuation**, 3) management seems unwilling to acknowledge the asset is destroying value, so 4) while the only hope is activism at this point – given management's ongoing hope that FD can rebound – the potential for activism seems low…." - **Barclays – August 30, 2018***

- *"Finally, we have also begun to field questions from investors about management's ability to successfully turnaround Family Dollar and whether DLTR would consider other strategic options…**we are growing concerned that such a heavy focus of time, capital, and opex is being spent on Family Dollar with little to no fundamental improvement and that it may be better spent on the core Dollar Tree segment**." - **Goldman Sachs – August 30, 2018***

- *"The market's interest in sum-of-the-parts (SOTP) and a potential break-up clearly indicates that the wheels have come off the Family Dollar bull thesis. **This turnaround has stalled much too early and the core business, while producing good top-line, is experiencing margin pressure**…Family Dollar a Clear Disappointment: Three years after closing on this turnaround project, comps are weak, the productivity gap to DG is as large as ever, and margins are back-tracking after initial progress. We estimate the value destruction of this deal at $7 billion…We were not fans of this transaction from the start, and it's now clear that **DLTR would have been much better off today if they had not done this deal**." - **Wells Fargo – July 11, 2018***

- *"While very low likelihood, in our view, DLTR could go down the **path of multiple price points at Dollar Tree** or simply raising the single price point. This could be done with or without the divestiture of Family Dollar stores. While, on paper, we understand the attractiveness of such a move (better comps and profit dollar growth, temporarily) we don't see the current Board or management team as amenable." - **Credit Suisse – June 12, 2018***

- *"Family Dollar's performance has disappointed investors – We have been disappointed/frustrated with Family Dollar's progression…. A 10% premium to the market for Dollar Tree implies investors are essentially getting Family Dollar for FREE…In this case, **investors have essentially attributed ZERO value to Family Dollar's 8,000 stores, $10 billion of sales and $512mmE of EBIT**." - **RBC – June 8, 2018***

- *"The Dollar Tree concept has been highly successful, but **there remains significant opportunity to unlock value by expanding price points** and we see three reasons this catalyst could arrive sooner than expected…Lastly, we believe the **moment of truth is here for Family Dollar**, and failure to drive a more meaningful comp improvement could leave management searching for another source of growth." - **Wells Fargo – May 18, 2018***

Shareholders have grown frustrated with Dollar Tree's performance, and a refusal to consider alternatives that would create significant value for shareholders would continue to frustrate shareholders. We believe that the Company must strongly and urgently consider the points we have outlined above and begin discussions regarding the separation of Family Dollar and the introduction of a multi-price point strategy. These are actions clearly within the control of management and the Board, and we believe they will produce an extremely attractive risk-adjusted return for shareholders while strengthening the organization.

We hope to maintain a constructive dialogue with you and the Board. However, we are also cognizant of the Company's corporate governance deadlines. Therefore, in light of the recent deadline for shareholder nominations, as set forth by the Company in its May 2018 proxy, and in order to preserve our rights as shareholders, we have delivered to Dollar Tree a formal notice nominating seven highly qualified director candidates for election at the 2019 Annual Meeting.

In order to ensure that the testing of new pricing strategies is done in good faith and discussions on the separation of Family Dollar are conducted with an open mind, we believe change is needed on the Board to ensure true independence of thought on these topics. We have selected candidates who have directly relevant experience and skill sets in areas that we believe would be of substantial value to the Board, including expertise in dollar store and broader retail operations, integration and restructuring, mergers and acquisitions, strategic transformation, and public company governance.

We believe that Dollar Tree is a great company, and one that is significantly undervalued in the market today. We also believe that Dollar Tree has the potential to create significant value for shareholders moving forward by embarking upon the initiatives we have outlined above. We expect that you will seriously consider our views and the views of your other shareholders, and we hope that you will work with us to reconstitute the Board with new independent directors. Please share this letter with the entire Board, and we look forward to discussing these topics with you further.

Best Regards,



Jeffrey C. Smith
Starboard Value LP